Exhibit 99.1

March 25, 2026

TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.

Enclosed is a notice of the 2026 Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”), which will be held at the offices of STAR BULK MANAGEMENT INC, 40, Ag. Konstantinou Str, 2nd floor, Marousi, Athens 151 24 Greece, on May 12, 2026 at 15:00 local time, the Company’s Proxy Statement and certain other related materials. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”) may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request, which should be mailed to the Secretary of the Company at STAR BULK MANAGEMENT INC., 40 Ag. Konstantinou Str., Marousi Athens 151 24, Greece.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.          To elect four Class A Directors to serve until the 2029 Annual Meeting of Shareholders (“Proposal One”);

2.          To approve the appointment of Deloitte Certified Public Accountants S.A as the Company’s independent auditors for the fiscal year ending December 31, 2026 (“Proposal Two”); and

3.          To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Provided that a quorum is present, the following is required in order to adopt the proposals: (1) Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting; and (2) Adoption of Proposal Two requires the affirmative vote of a majority of the shares represented at the Meeting by the shareholders entitled to vote at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a one-third of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum of the shares. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

The board of directors of the Company (the “Board”) unanimously recommends that you vote your shares (i) “FOR” the re-election of Mr. Mahesh Balakrishnan, Mr. Nikolaos Karellis, Mrs. Eleni Vrettou and Mr. Gary Weston; (ii) “FOR” the ratification of the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026;

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT

REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 16, 2026 THE RECORD DATE FOR THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A “LEGAL PROXY” FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Petros Pappas
Chief Executive Officer and Directorzzz

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 12, 2026

NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”) will be held at the offices of STAR BULK MANAGEMENT INC, 40, Ag. Konstantinou Str, 2nd floor, Marousi Athens 151 24, Greece on May 12, 2026 at 15:00 local time, for the following purposes, of which Proposal One and Proposal Two (each defined below) are more completely set forth in the accompanying Proxy Statement:

1.          To elect four class A Directors to serve until the 2029 Annual Meeting of Shareholders (“Proposal One”);

2.          To approve the appointment of Deloitte Certified Public Accountants S.A as the Company’s independent auditors for the fiscal year ending December 31, 2026 (“Proposal Two”); and

3.          To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed the close of business on March 16, 2026 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Shareholders of record holding at least a one-third of the shares issued and outstanding and entitled to vote at the Meeting and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PREVIOUSLY SUBMITTED PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT

OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES AS OF THE CLOSE OF BUSINESS ON MARCH 16, 2026 THE RECORD DATE OF THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A “LEGAL PROXY” FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”), may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at STAR BULK MANAGEMENT INC., 40 Ag. Konstantinou Str., Marousi Athens 15124, Greece.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki
Co Secretary
March 25, 2026

STAR BULK CARRIERS CORP.

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 12, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of STAR BULK MANAGEMENT INC., 40 Ag. Konstantinou Str., Marousi Athens 151 24, Greece, on May 12, 2026 at 15:00 local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about March 30, 2026. These materials together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”) may be found on the Company’s website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company, which should be mailed to the Secretary of the Company at STAR BULK MANAGEMENT INC., 40 Ag. Konstantinou Str. Marousi Athens 151 24, Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On March 16, 2026 (the “Record Date”), the Company had outstanding 111,530,876 shares of common stock, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a one-third of the shares issued and outstanding and entitled to vote at the Meeting and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “SBLK.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at STAR BULK MANAGEMENT INC., 40 Ag. Konstantinou Str. Marousi Athens 151 24 Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Common Shares in street name, through a brokerage firm, bank or other nominee, please contact your brokerage firm, bank or other nominee to revoke your proxy.

PROPOSAL ONE

ELECTION OF CLASS A DIRECTORS

The Company has eleven directors on its Board. As provided in the Company’s Fourth Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws, the Board is divided into three classes and, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our four Class A directors expires at the Meeting.

The Board has nominated for re-election to the Board, Mr. Mahesh Balakrishnan, Mr. Nikolaos Karellis, Mrs. Eleni Vrettou and Mr. Gary Weston, each a Class A Director, for reelection as Class A Directors for terms expiring at the 2029 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following four nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Current Position with the Company

Mahesh Balakrishnan	43	Class A Director- Chairman of the ESG Committee
Nikolaos Karellis	77	Class A Director -Chairman of the Audit Committee
Eleni Vrettou	47	Class A Director
Gary Weston	68	Class A Director

Certain biographical information about Mr. Mahesh Balakrishnan, Mr. Nikolaos Karellis, Mrs. Eleni Vrettou and Mr. Gary Weston is set forth below.

Mr. Mahesh Balakrishnan serves and has served on our Board and as a member of the Compensation Committee since February 2015. He is the Chairman of the Company’s ESG Committee. Mr. Balakrishnan has extensive financial and business experience, as well as in depth knowledge of the dry bulk shipping industry. Mr. Balakrishnan is currently a Managing Partner of Alleyway Capital. Until August 2019, Mr. Balakrishnan was a Managing Director in Oaktree Capital’s Opportunities Funds. He joined Oaktree in 2007 and focused on investing in the chemicals, energy, financial institutions, real estate and shipping sectors. Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and has served on the boards of STORE Capital Corp. (NYSE:STOR) and Momentive Performance Materials. He has been active on a number of creditors’ committees, including ad hoc committees in the Lehman Brothers and LyondellBasell restructurings. Prior to Oaktree, Mr. Balakrishnan spent two years as an analyst in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. Mr. Balakrishnan graduated cum laude with a B.A. degree in Economics (Honors) from Yale University.

Mr. Nikolaos Karellis serves and has served on our Board since May 2016. He is the Chairman of the Audit Committee. Mr. Karellis is currently a Director of the advisory firm Marininvest Advisers Ltd and has more than 35 years of experience in the shipping sector at various financial institutions. Until 2013, he served as the Head of Shipping of HSBC Bank plc in Athens, Greece for 28 years, where he built a business unit providing a comprehensive range of services to Greek shipping companies. Prior to HSBC, he worked at Bank of America. Mr. Karellis received his Msc in Mechanical Engineering from the National Technical University of Athens and received a Master of Business Administration in Finance from the Wharton School, University of Pennsylvania.

Mrs Eleni Vrettou serves and has served on our Board since May 2020. She has more than 25 years of international experience in Banks in Greece and abroad, specializing in corporate and investment banking. She has been CrediaBank’s (previously Attica Bank) Chief Executive Officer since September 2022 having designed and handled the Bank’s transformation and development in Greece and beyond.Mrs. Vrettou held the position of Executive General Manager, Chief of Corporate and Investment Banking at Piraeus Bank Group. Prior to that, she worked for 14 years at HSBC Bank Plc in Greece and the United Kingdom. Her most recent position at HSBC was that of Managing Director and Head of Wholesale Banking Greece, while previously, she was Head of Multinationals and Business Development at HSBC for the CEE, CIS, Mediterranean and Sub-Saharan Africa regions. She also held the position of Chief Strategy and Investor Relations Officer at Lamda Development. Between 2019 and 2021, she served as Chairman of the Board of Directors of Piraeus Factors S.A, Piraeus Leasing and Piraeus Leases, and a member of the Board of Directors of ETVA VIPE. She is currently Chairman of the Board of Directors of Credia Bancassurance Agency and an independent non-executive member of the BoD of MOTODYNAMICS S.A.

Mr. Gary Weston serves and has served on our Board since April 2024.Previously he was a director of Eagle Bulk Shipping Inc. Mr. Weston has also served as the Executive Chairman and Chief Executive Officer of C Transport Maritime S.A.M., a provider of commercial, operational, technical and logistical management of drybulk vessels. Mr. Weston was also a director and Chief Executive Officer of various affiliated companies controlled by the Ceres Group of Companies, including CBC Holdings Ltd., DryLog Ltd., Carras Ltd. and Tara Ltd. Prior to that, Mr. Weston was the Executive Chairman of H. Clarkson & Co. Ltd. and Chief Executive Officer of Clarksons PLC, the world’s largest shipbroker and a leading provider of integrated shipping services. Mr. Weston currently serves as a non-executive director and member of the Audit, Compensation and Finance Committees of Wah Kwong Transport Holdings Limited, a privately-owned shipping company and previously served as a non-executive director and a member of the Audit, Regulatory and Risk Committee of the United Kingdom Freight Demurrage and Defence Association Limited, a leading provider of legal defense services in the shipping industry. Mr. Weston is a member of the Chartered Institute of Logistics and Transport. He received a B.Sc. in Maritime Studies from the University of Wales, in Cardiff.

Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2026.

Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the shares represented at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com

EFFECT OF ABSTENTIONS

An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal One has been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki
Co Secretary
March 25, 2026
Majuro, Marshall Islands

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